SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
Commission file number: 0-22684
Universal Forest Products, Inc. Employees’ Profit Sharing
and 401(k) Retirement Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Members of the Profit Sharing and 401(k) Trustee Committee
Universal Forest Products, Inc.
    Employees’ Profit Sharing and 401 (k) Retirement Plan
Grand Rapids, Michigan
We have audited the accompanying statements of net assets available for benefits of Universal Forest Products, Inc. Employees’ Profit Sharing and 401 (k) Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Grand Rapids, Michigan
June 23, 2010

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value (Notes 1 & 4)	$140,557,993	$120,834,506
Participant loans receivable	7,423,026	8,875,400

	147,981,019	129,709,906
Participant contribution receivable	—	121,901
Employer contribution receivable	195,394	475,429
Due from investment broker	—	325

	148,176,413	130,307,561
Liabilities
Due to investment broker	(2,763)	—

Net assets available for benefits at fair value	148,173,650	130,307,561

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(165,874)	1,970,304

Net assets available for benefits	$148,007,776	$132,277,865

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2009	2008
Additions
Participant contributions	$7,031,064	$8,429,023
Rollover contributions	769,403	833,829
Employer contributions	1,562,640	3,469,408
Interest income	601,946	808,921
Dividend income	1,092,581	2,411,851

	11,057,634	15,953,032
Deductions
Distributions to participants	(20,673,619)	(17,410,648)
Administrative expenses	(437,093)	(516,823)

	(21,110,712)	(17,927,471)
Net realized and unrealized appreciation (depreciation) in fair value of investments (Note 4)	25,995,122	(30,406,376)

Net increase (decrease)	15,942,044	(32,380,815)

Transfers out (Note 3)	(212,133)	—

Net assets available for benefits at beginning of year	132,277,865	164,658,680

Net assets available for benefits at end of year	$148,007,776	$132,277,865

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements
1. Significant Accounting Policies
Basis of Accounting
The financial statements of the Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.
Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
New Accounting Pronouncement
As of December 31, 2009, the Plan adopted Accounting Standards Update (“ASU”) 2009-12 regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investors’ ability to redeem the investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. Although the adoption of this update did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures with respect to its investments in common collective trusts.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010. The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following provides a description of the three levels of inputs that may be used to measure fair value:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following valuation methodologies were used to measure the fair value of the Plan’s investments:
Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.
Common Collective Trust Funds: Valued based on audited information reported by the issuer of the common collective trust at year-end.
Participant Loans: Loans to plan participants are valued at their outstanding balances, which approximates fair value.
The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan also invests in investment contracts through a common collective trust (Union Bond & Trust Company Stable Value Fund, often referred to as “Morley Stable Value Fund”). Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Union Bond & Trust Company Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. There is no restriction in place with respect to the daily redemption of the common collective trust.
The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of common stock of Universal Forest Products, Inc. (Plan Sponsor) and funds that are held in the Union Bond & Trust Company Stable Value Fund that are sufficient to meet the Fund’s daily cash needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Union Bond & Trust Company Stable Value Fund held by the Fund. At December 31, 2009 and 2008, 1,142,403 and 1,074,204 units, respectively, were outstanding with a value of $36.85 and $27.41 per unit, respectively.
The Evergreen Short Intermediate Bond Fund (the Bond Fund) is also tracked on a unitized basis. The Bond Fund consists of the Evergreen Short Intermediate Fund and funds held in cash that are sufficient to meet the Fund’s daily needs. Unitization of the Bond Fund allows for daily allocation of interest earned to participant accounts. The value of a unit reflects the combined market value of the Evergreen Short Intermediate Bond Fund and the cash held. At December 31, 2009 and 2008, 73,693 and 157,261 units, respectively, were outstanding with a value of $13.31 and $11.65 per unit, respectively.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
The Pimco Total Return Fund (the Return Fund) is also tracked on a unitized basis. The Return Fund consists of the Pimco Total Return Fund and funds held in cash that are sufficient to meet the Fund’s daily needs. Unitization of the Return Fund allows for daily allocation of interest earned to participant accounts. The value of a unit reflects the combined market value of the Pimco Total Return Fund and the cash held. At December 31, 2009 and 2008, 227,403 and 253,449 units, respectively, were outstanding with a value of $18.24 and $16.06 per unit, respectively.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Concentration of Investments
Included in investments at December 31, 2009 and 2008 are shares of the Plan Sponsor’s common stock with an aggregate fair value of $41,227,863 and $28,924,912, respectively. This investment represents 29% and 24% of total investments at December 31, 2009 and 2008, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.
Administrative Expenses
Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.
The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
Eligible employees are those who are 18 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding Plan year-end dates. All newly eligible employees on and after July 1, 2006 are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.
Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.
The Plan Sponsor contributes regular discretionary matching contributions and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 25% and 50% of participant deferrals in 2009 and 2008, respectively, subject to a limit of 6% of each participant’s compensation. Additional discretionary matching contributions may be made at the end of each Plan year. These amounts are not guaranteed, and may vary from year to year as the Plan Sponsor is not obligated to make such contributions.
The Plan Sponsor may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Plan Sponsor’s Board of Directors. The Plan Sponsor’s annual profit sharing contributions are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.
Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100
The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Effective January 1, 2006, all forfeitures are used to offset the Plan Sponsor’s matching contributions. During 2009 and 2008, forfeitures of approximately $180,000 and $325,000, respectively, were used to offset the Plan Sponsor’s matching contributions.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on account balances, as defined in the Plan agreement.
Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2009) plus 2% calculated on a daily basis. A participant may only have five loans outstanding at any time and one new loan for every 12-month period. Effective April 1, 2009, a participant may only have two loans outstanding at any time.
The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.
The Plan Sponsor has determined that during the year ended December 31, 2008, the Plan had a partial termination due to certain discontinued operations. All affected participants became 100% vested in their accounts, resulting in additional benefits to be paid to participants in the amount of $146,900. The Plan Sponsor has deposited the previously forfeited amount into the trust and the affected participants were paid accordingly.
3. Transfers
As permitted by the plan, funds totaling approximately $212,000 were transferred to the Shawnlee Construction LLC 401(k) Plan (an affiliated plan) during 2009 due to employee transfers.
4. Investments
The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2009 and 2008.

Investment Assets at Fair Value
as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stocks	$41,227,863		$—	$41,227,863
Common collective trust funds		$40,031,141		40,031,141
Mutual funds:
Bond funds	5,129,026			5,129,026
Target funds	20,887,609			20,887,609
Domestic stock funds	28,286,662			28,286,662
International stock funds	4,995,692			4,995,692

Total mutual funds	59,298,989			59,298,989
Participant loans		7,423,026		7,423,026

Total investments at fair value	$100,526,852	$47,454,167	$—	$147,981,019

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)

Investment Assets at Fair Value
as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stocks	$28,924,912		$—	$28,924,912
Common collective trust funds		$41,113,848		41,113,848
Mutual funds	50,795,746			50,795,746
Participant loans		8,875,400		8,875,400

Total investments at fair value	$79,720,658	$49,989,248	$—	$129,709,906

The Plan’s investments (including investments purchased and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2009	2008

Common stock	$12,722,953	$(301,973)
Common collective trust funds	1,004,437	(2,527,575)
Mutual funds	12,267,732	(27,576,828)

	$25,995,122	$(30,406,376)

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2009	2008

Union Bond & Trust Company Stable Value Fund	$35,351,373	$36,058,693
T. Rowe Price Retirement 2020 Fund	9,369,081	6,828,899
Universal Forest Products Common Stock	41,227,863	28,924,912
Van Kampen Growth and Income Fund	10,438,413	9,434,080
Participant loans	7,423,026	8,875,400

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 2, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
6. Difference Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits from the financial statements	$148,007,776	$132,277,865
Net adjustment to fair value for fully benefit responsive investment contracts	165,874	(1,970,304)

Assets available for benefits from the Form 5500	$148,173,650	$130,307,561

The following is a reconciliation of the net decrease in net assets per the financial statements to the Form 5500:

	December 31
	2009	2008
Net increase (decrease) in net assets from the financial statements	$15,942,044	$(32,380,815)
2009 Net adjustment to fair value for fully benefit responsive investment contracts	165,874
2008 Net adjustment to fair value for fully benefit responsive investment contracts	1,970,304	(1,970,304)
2007 Net adjustment to fair value for fully benefit responsive investment contracts		294,242

Increase (decrease) in net assets from the Form 5500	$18,078,222	$(34,056,877)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN #38-1465835 Plan #001
December 31, 2009

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Common stock:
Universal Forest Products, Inc.*	Universal Forest Products Common Stock	$41,227,863

Common collective trust funds:
Union Bond & Trust Company	Stable Value Fund	35,351,373
Wachovia Securities*	Enhanced Stock Market Fund	4,679,768

		40,031,141

Mutual funds:
American Funds	Growth Fund of America	5,676,991
Dreyfus	Midcap Index Fund	5,829,687
Pimco	Total Return Fund	4,148,148
Evergreen*	International Equity Fund	4,995,692
	Short Intermediate Bond Fund	980,878
Neuberger & Berman	Genesis Assets Fund	6,341,571
Van Kampen	Growth and Income Fund	10,438,413
T. Rowe Price	Retirement 2050 Fund	794,533
	Retirement 2040 Fund	3,582,868
	Retirement 2030 Fund	3,874,798
	Retirement 2020 Fund	9,369,081
	Retirement 2010 Fund	2,224,920
	Retirement Income Fund	1,041,409

		59,298,989

Participant loans*	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 5.25% to 11.5%	7,423,026

		$147,981,019

*	Represents party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Forest Products, Inc. Employee’s Profit Sharing and 401(k) Retirement Plan

Date: June 23, 2010	/s/ Matthew J. Missad

Matthew J. Missad, Executive Vice President Universal Forest Products, Inc., Plan Administrator

Date: June 23, 2010	/s/ Michael R. Cole

Michael R. Cole, Chief Financial Officer Universal Forest Products, Inc., Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO Seidman, LLP